                                                      EXHIBIT 99.4 --
                                                      FINANCIAL STATEMENTS
                                                      31 DECEMBER 1997

OzEmail Limited and Controlled Entities
ACN 066 387 157

Financial Statements

31 December 1997


                                                                  Schedule 1

OzEmail Limited and Controlled Entities
ACN 066 387 157

Profit and Loss Accounts

31 December 1997

                                             CONSOLIDATED                  COMPANY
                                        NOTE 1997           1996           1997           1996
                                             $              $              $              $

OPERATING REVENUE                       2    75,089,928     33,532,836     53,154,605     30,037,254
                                             ========================================================
Operating profit before income tax      3    6,011,535      973,274        707,811        2,554,315

Income tax                              4    3,023,793      556,090        504,396        207,610
                                             --------------------------------------------------------
OPERATING PROFIT AFTER INCOME TAX            2,987,742      417,184        203,415        2,346,705

Outside equity interest in operating
profit after income tax                 21   -              16,595         -              -
                                             --------------------------------------------------------
OPERATING PROFIT AFTER INCOME TAX
ATTRIBUTABLE TO MEMBERS OF THE
COMPANY                                      2,987,742      433,779        203,415        2,346,705

Retained profits at the beginning of the
year                                         852,557        418,778        3,006,525      659,820
                                             --------------------------------------------------------
Aggregate of amounts available for
distribution                                 3,840,299      852,557        3,209,940      3,006,525

Dividends provided for                  16   (2,900,000)    -              (2,900,000)    -
                                             --------------------------------------------------------
RETAINED PROFITS AT THE END OF THE
YEAR                                         940,299        852,557        309,940        3,006,525
                                             ========================================================

                                                                  Schedule 2
OzEmail Limited and Controlled Entities

Balance Sheets

As at 31 December 1997

                                             CONSOLIDATED                  COMPANY
                                        NOTE 1997           1996           1997           1996
                                             $              $              $              $

CURRENT ASSETS
Cash and bank balances                       49,166,028     44,615,309     46,969,254     44,443,187
Receivables                             5    10,678,963     5,511,963      8,213,723      5,100,054
Inventories                             6    42,891         -              -              -
Other                                   8    1,400,436      1,365,402      1,180,709      1,193,361
                                             --------------------------------------------------------
TOTAL CURRENT ASSETS                         61,288,318     51,492,674     56,363,686     50,736,602
                                             --------------------------------------------------------
NON-CURRENT ASSETS
Receivables                             5    4,256,318      -              5,303,914      3,167,276
Plant and equipment                     7    22,494,030     17,054,939     19,593,053     14,788,296
Investments                             9    2,582,379      23,621         21,194,546     659,680
Intangibles                             10   20,163,820     -              -              -
Other                                   8    1,415,370      385,593        1,732,077      828,529
                                             --------------------------------------------------------
TOTAL NON-CURRENT ASSETS                     50,911,917     17,464,153     47,823,590     19,443,781
                                             --------------------------------------------------------
TOTAL ASSETS                                 112,200,235    68,956,827     104,187,276    70,180,383
                                             --------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                        11   26,663,727     8,830,808      17,112,265     8,018,266
Borrowings                              12   3,673,453      1,527,605      9,660,663      1,411,051
Provisions                              13   10,589,472     1,412,662      6,825,740      1,500,428
                                             --------------------------------------------------------
TOTAL CURRENT LIABILITIES                    40,926,652     11,771,075     33,598,668     10,929,745
                                             --------------------------------------------------------
NON-CURRENT LIABILITIES
Borrowings                              12   4,145,362      2,175,364      4,053,271      2,091,396
Provisions                              13   1,105,771      504,525        1,145,405      504,525
                                             --------------------------------------------------------
TOTAL NON-CURRENT LIABILITIES                5,251,133      2,679,889      5,198,676      2,595,921
                                             --------------------------------------------------------
TOTAL LIABILITIES                            46,177,785     14,450,964     38,797,344     13,525,666
                                             --------------------------------------------------------
NET ASSETS                                   66,022,450     54,505,863     65,389,932     56,654,717
                                             ========================================================
EQUITY
Share capital                           14   444,000        414,000        444,000        414,000
Reserves                                15   64,638,151     53,239,306     64,635,992     53,234,192
Retained profits                             940,299        852,557        309,940        3,006,525
                                             --------------------------------------------------------
TOTAL EQUITY                                 66,022,450     54,505,863     65,389,932     56,654,717
                                             ========================================================

                                                                  Schedule 3
OzEmail Limited and Controlled Entities

Statements of Cash Flows

For the year ended 31 December 1997

                                             CONSOLIDATED                  COMPANY
                                        NOTE 1997           1996           1997           1996
                                             $              $              $              $
                                             INFLOWS/(OUTFLOWS)            INFLOWS/(OUTFLOWS)

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from trade and other debtors        62,261,956     25,033,438     47,084,068     22,000,659
Payments of accounts payable and to
other suppliers, creditors and
employees                                    (47,613,832)   (21,188,865)   (35,670,381)   (16,036,856)
Interest paid                                -              (126,133)      -              (101,757)
Interest received                            3,279,281      2,148,647      3,279,281      2,072,193
Finance charges on finance leases
paid                                         (393,415)      (1,957)        (366,747)      (1,957)
Net income taxes (paid)/received             156,571        (453,336)      156,571        (453,336)
                                             --------------------------------------------------------
NET CASH FLOWS FROM OPERATING
ACTIVITIES                              27   17,690,561     5,411,794      14,482,792     7,478,946
                                             --------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for plant and equipment             (11,549,014)   (12,641,560)   (10,401,448)   (10,507,697)
Payments for controlled and
associated entities                          (5,000,000)    (52,714)       (5,000,000)    (688,697)
Proceeds from part sale of
controlled entity                            6,028,757      -              -              -
Proceeds from sale of plant and
equipment                                    37,000         -              37,000         -
Advances to controlled and
associated entities                          (4,256,318)    (1,184,217)    (4,256,318)    (4,668,825)
Advances from controlled entities            -              -              5,955,989      -
Advances to minority shareholders            -              -              -              (82,157)
Repayments received from controlled
and associated entities                      -              48,697         -              253,329
Advances to shareholders                     -              (90,235)       -              (90,235)
Repayments received from shareholders        (4,733)        221,165        (4,733)        221,165
Payments for deferred expenditure            -              (306,667)      -              (306,667)
Payments for current investment              -              (3,102,384)    -              (3,102,384)
Proceeds from sale of current
investments                                  -              3,214,783      -              3,214,783
                                             --------------------------------------------------------
NET CASH FLOWS FROM INVESTING ACTIVITIES     (14,744,308)   (13,893,132)   (13,669,510)   (15,757,385)
                                             --------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares                99,000         52,708,848     99,000         52,548,192
Repayment of borrowings                      -              (736,086)      -              (759,113)
Principal repayments under finance
leases                                       (3,491,346)    -              (3,444,651)    -
Proceeds from borrowings                     5,000,000      3,639,091      5,000,000      3,525,384
                                             --------------------------------------------------------
NET CASH FLOWS FROM FINANCING
ACTIVITIES                                   1,607,654      52,346,680     1,654,349      52,049,290
                                             --------------------------------------------------------

                                                                Schedule 3/2
OzEmail Limited and Controlled Entities

Statements of Cash Flows

For the year ended 31 December 1997

                                             CONSOLIDATED                  COMPANY
                                        NOTE 1997           1996           1997           1996
                                             $              $              $              $
                                             INFLOWS/(OUTFLOWS)            INFLOWS/(OUTFLOWS)

NET INCREASE/(DECREASE) IN CASH HELD         4,553,907      43,865,342     2,467,631      43,770,851

CASH AT THE BEGINNING OF THE
FINANCIAL PERIOD                             44,551,526     (187,287)      44,443,187     (194,813)

Effect of exchange rate change on
the balance of cash held in foreign
currency                                     60,595         873,471        58,436         867,149
                                             --------------------------------------------------------
CASH AT THE END OF THE FINANCIAL
PERIOD                                  27   49,166,028     44,551,526     46,969,254     44,443,187
                                             ========================================================

                                                                  Schedule 4
1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements are a general purpose financial report prepared in accordance with Accounting Standards and Urgent Issues Group Consensus Views.

     The financial statements comprise the accounts of the Company, OzEmail Limited, and the consolidated accounts of the economic entity comprising the Company, as the chief entity, and the entities it controlled at the end of, or during, the financial year. The accounting policies adopted in preparing the financial statements have been consistently applied by entities in the economic entity except as otherwise indicated.

(a)  Basis of accounting

     The financial statements have been prepared on the basis of historical costs and except where stated do not take into account current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets. The fair value of cash consideration with deferred settlement terms is determined by discounting any amounts payable in the future to their present value as at the date of acquisition. Present values are calculated using rates applicable to similar borrowing arrangements of the economic entity.

     The economic entity has not adopted a policy of revaluing its non-current assets on a regular basis. Non-current assets are revalued from time to time as considered appropriate by the directors and are not stated at amounts in excess of their recoverable amounts. Except where stated recoverable amounts are not determined using discounted cash flows.

(b)  Foreign currency

     Transactions denominated in a foreign currency are converted at the exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates at balance date. Exchange gains and losses are brought to account in determining the profit or loss for the period.

     Assets and liabilities of the self-sustaining overseas controlled entity are translated at exchange rates existing at balance date and the exchange gain or loss arising on translation is carried directly to a foreign currency translation reserve.

(c)  Investments

     Investments have been brought to account as follows:

     INTERESTS IN COMPANIES - The Company's interests in companies are brought to account at cost and dividends and other distributions are recognised in the profit and loss account when received.

     Where, in the opinion of the directors, there has been a permanent diminution in the value of an investment, the carrying amount of the investment is written down to its recoverable amount.

     Equity accounting principles are applied in accounting for the economic entity's investments in associates in the consolidated accounts.

     The directors have applied the ASC Class Order [97/0798] which provides relief from the requirements of AASB 1016, Disclosure of Information about Investments in Associated Companies, on the condition that they comply with the proposed revised AASB 1016, Accounting for Investment in Associates, circulated by the Australian Accounting Standards Board.


OzEmail Limited and Controlled Entities

Notes to and forming part of the financial statements

(d)  Inventories

     Finished goods are stated at the lower of cost and net realisable value.

(e)  Depreciation and amortisation of plant and equipment

     Plant and equipment are depreciated over their estimated useful lives using the straight line method.

     Profits and losses on disposal of plant and equipment are taken into account in determining the profit or loss for the period.

(f)  Leased assets

     Where plant and equipment is acquired by means of finance leases, the present value of the minimum lease payments is recognised as an asset at the beginning of the lease term and amortised on a straight line basis over the expected useful life of the leased asset. A corresponding liability is also established and each lease payment is allocated between the liability and finance charge.

(g)  Expenditure carried forward

     Certain software development costs are capitalised once technological feasibility is established, which the Company defines as the completion of a working model. The capitalised costs are then amortised on a straight line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater.

(h)  Receivables, accounts payable, provisions and borrowings

     Trade accounts receivable which are generally settled within 30-45 days are carried at amounts due.

     A provision is raised for any doubtful debts based on a review of all outstanding amounts at balance date. Bad debts are written off during the period in which they are identified.

     Trade accounts payable, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services. Trade accounts payable are generally settled within 30-45 days.

(i)  Income tax

     Income tax has been brought to account using the liability method of tax effect accounting.

(j)  Employee entitlements

     Liabilities for employees' entitlements to wages and salaries, annual leave, sick leave and other current employee entitlements are accrued at nominal amounts calculated on the basis of current wage and salary rates. This method of calculation was not materially different to the employee entitlements balance calculated in accordance with AASB 1028 Accounting for Employee Entitlements.

(k)  Operating revenue

     Sales revenue represents revenue earned by the economic entity from the provision of Internet service access and related services, licence fees for the licensing of Internet telephony and fax technology to network affiliates, and timed charges for the provision of Internet telephony services in Australia. Revenue is generally recognised at point of billing after the service has been provided and there are no remaining obligations the Company is required to meet. Proceeds on sales of licence rights are recognised as revenue when the fee is received and there are no significant ongoing obligations. Other revenue includes interest income and proceeds on sale of current and non-current assets.

(l)  Goodwill

     Goodwill is amortised on a straight line basis over the period of expected benefits, which has been assessed as between 2 to 5 years.

(m)  Net fair values of financial assets and liabilities

     Net fair values of financial instruments are determined on the following bases:

     MONETARY FINANCIAL ASSETS AND LIABILITIES NOT TRADED IN AN ORGANISED FINANCIAL MARKET - cost basis carrying amounts of trade debtors, trade accounts payable, accruals and dividends payable (which approximates net market value); and

     INVESTMENTS IN SHARES AND OTHER EQUITY SECURITIES AND DEBENTURES AND OTHER DEBT SECURITIES NOT TRADED IN AN ORGANISED FINANCIAL MARKET
     (OTHER INVESTMENTS) - directors' estimates of net market values based on future net cash flows, including transaction costs necessary to realise the securities, discounted at current risk adjusted market rates.

(n)  Cash flows

     For the purpose of the statements of cash flows, cash includes cash on hand, net of bank overdrafts.

(o)  Comparative figures

     Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

                                             CONSOLIDATED                  COMPANY
                                             1997           1996           1997           1996
                                             $              $              $              $

2.   OPERATING REVENUE
     SALES REVENUE
     - Net Access revenues                   55,617,550     28,260,376     49,834,840     24,750,812
     - Licence fee revenues                  10,123,856     -              -              -

     OTHER REVENUE
     Interest revenue                        3,282,765      2,058,211      3,282,765      2,072,193
     Proceeds from sale of
       Part interest in controlled entity    6,028,757      -              -              -
       Plant and equipment                   37,000         -              37,000         -
       Current investments                   -              3,214,249      -              3,214,249
                                             --------------------------------------------------------
                                             75,089,928     33,532,836     53,154,605     30,037,254
                                             ========================================================

3.   OPERATING PROFIT
(a)  Operating profit before income tax
     has been determined after:
      CREDITING
      Interest attributable to
       Related corporations                  3,484          -              3,484          25,666
       Other persons                         3,279,281      2,058,211      3,279,281      2,046,527
      Net gain on disposal of partnership
      assets                                 940,679        -              -              -

      CHARGING AS EXPENSE
      Interest attributable to
       Related corporations                  -              68,122         -              68,122
       Other persons                         -              44,092         -              33,635

      Provision for
       Doubtful debts - trade debtors        308,257        381,192        429,910        344,043
       Employee entitlements                 251,595        703,420        267,906        696,732
       Doubtful debts - other                -              -              2,174,973      764,817

      Bad and doubtful debts written off
      - trade debtors                        1,372,072      493,816        1,124,287      493,816

      Depreciation of plant and equipment    5,804,508      1,991,983      5,459,363      1,820,825
      Amortisation
      Deferred expenditure                   275,933        30,734         275,933        30,734
      Goodwill                               532,767        -              -              -

      Plant and equipment under finance
      lease                                  2,354,707      393,964        2,270,857      360,296
      Finance charges relating to finance
      leases                                 393,415
39,406         366,747        28,46

      Rental expense on operating leases     1,415,941      367,842        1,049,559      366,157

      Research and development expense       3,984,603      2,284,016      1,659,901      436,973

      Net amounts provided for diminution
      in the value of Investments - shares   1,546,240      -              1,546,240      -

      Share of net losses of associates      1,960,829      -              -              -

(b)  Remuneration of directors and
     executives
      DIRECTORS' REMUNERATION AND
      RETIREMENT BENEFITS
      Income paid or payable, or otherwise
      made available to:
      Directors of the Company in
      connection with the management of
      affairs of the Company or its
      controlled entities by the Company                                   612,324        414,717
                                                                           ==========================
      Benefits from options exercised                                      357,770        -
                                                                           ==========================
      Directors of entities in the
      economic entity in connection with
      the management of affairs of those
      entities by the Company and its
      controlled entities*
      from corporations of which they are
      directors                              612,324        414,717
                                             ==========================
      Benefits from options exercised        357,770        -
                                             ==========================

* Excluding executives of the Company who are only directors of wholly-owned Australian controlled entities

                                                                           COMPANY
                                                                           1997           1996
                                                                           NUMBER         NUMBER
     The number of directors of the Company included in these figures are shown below in their relevant income bands:

     Income of:
     $Nil - $9,999                                                         1              1
     $20,000 - $29,999                                                     1              1
     $40,000 - $49,999                                                     -              1
     $60,000 - $69,999                                                     1              -
     $70,000 - $79,999                                                     1              -
     $110,000 - $119,999                                                   -              1
     $220,000 - $229,999                                                   -              1
     $230,000 - $239,999                                                   1              -
     $580,000 - $589,999                                                   1              -

No retirement benefits were paid to directors of entities in the economic entity during the period.

                                             EXECUTIVE OFFICERS OF         EXECUTIVE OFFICERS
                                             ENTITIES IN THE ECONOMIC      OF THE
                                             ENTITY                        COMPANY
                                             1997           1996           1997           1996
                                             $              $              $              $

     EXECUTIVES' REMUNERATION
     Income received by Australian based
     executive officers whose income is
     $100,000 or more from the Company
     and related parties                                                   1,633,742      873,025
                                                                           ==========================
     benefits from options exercised                                       357,770        -
                                                                           ==========================
     from entities in the economic entity
     and related parties                     1,633,742      873,025
                                             ==========================
     benefits from options exercised         357,770        -
                                             ==========================

                                                                           COMPANY
                                                                           1997           1996
                                                                           NUMBER         NUMBER

     The number of Australian based executive officers whose income is $100,000 or more are shown below in their relevant income bands:

                                                                           NUMBER         NUMBER
                                                                           1997           1996

     Income of:
     $100,001 to $110,000                                                  -              1
     $110,001 to $120,000                                                  2              1
     $120,001 to $130,000                                                  1              1
     $130,001 to $140,000                                                  1              1
     $140,001 to $150,000                                                  -              -
     $150,001 to $160,000                                                  2              -
     $160,001 to $170,000                                                  1              -
     $170,001 to $180,000                                                  -              1
     $180,001 to $190,000                                                  -              -
     $200,001 to $210,000                                                  1              -
     $220,001 to $230,000                                                  -              1
     $230,001 to $240,000                                                  1              -
     $580,000 - $589,999                                                   1              -

                                             CONSOLIDATED                  COMPANY
                                             1997           1996           1997           1996
                                             $              $              $              $

     SUPERANNUATION AND RETIREMENT
     BENEFITS

     Superannuation benefits:

     Amounts paid to a superannuation fund
     for directors are disclosed in
     aggregate as the directors believe
     the provision of full particulars
     would be unreasonable                   14,557         11,690         14,557         11,690
                                             ========================================================
(c)  Auditors' remuneration
     Amounts received, or due and
     receivable by the auditors of the
     Company for:
     - Auditing the financial statements     250,000        227,000        235,000        227,000
     - Other services                        740,058        250,325        698,433        250,325
                                             --------------------------------------------------------
                                             990,058        477,325        933,343        477,325
                                             ========================================================
(d)  Abnormal items included in operating
     profit before income tax
     (i)  Profit on disposal of part
     interest in controlled entity           4,791,885      -              -              -
     Income tax applicable thereto           1,725,079      -              -              -
                                             ========================================================
     (ii)  Profit on sale of exclusive
     licence rights for provision of
     Internet telephony and fax services     9,711,671      -              -              -
     Income tax applicable thereto           3,496,202      -              -              -
                                             ========================================================
     (iii)  Devaluation of investment in
     unlisted securities                     1,546,240      -              1,546,240      -
     Income tax applicable thereto           -              -              -              -
                                             ========================================================

                                             CONSOLIDATED                  COMPANY
                                             1997           1996           1997           1996
                                             $              $              $              $
4.   INCOME TAX
      The income tax on the operating
      profit/(loss) differs from the
      amount prima facie payable on that
      profit/(loss) as follows:

      PRIMA FACIE INCOME TAX ON THE
      OPERATING PROFIT/(LOSS) AT 36%         2,164,153      350,379        254,812        919,553

      Tax effect of permanent differences:
      Non-deductible expenses                17,062         13,207         7,185          10,781
      Non-assessable income                  -              (24,914)       -              (24,914)
      Amortisation of goodwill               191,796        -              -              -
      Devaluation of investment              556,646        -              556,646        -
      Non-deductible items of a capital
      nature                                 244,178        -              244,175        -
      Accelerated research and development
      allowance                              (1,072,830)    -              (369,028)      -
      Equity accounted losses of associates  705,898        -              -              -
      Tax losses not recognised              571,251        217,418        -              -
      Utilisation of group tax losses        -              -              -              (697,810)
      Overprovision in prior year            (354,361)      -              (189,394)      -

      INCOME TAX ON OPERATING PROFIT/(LOSS)  3,023,793      556,090        504,396        207,610

      COMPRISING:
      Current taxation provision             3,452,324      286,370        767,064        380,824
      Deferred income tax provision          601,246        481,540        640,880        481,542
      Future income tax benefit              (1,029,777)    (211,820)      (903,548)      (654,756)
                                             3,023,793      556,090        504,396        207,610
                                             ========================================================

                                             CONSOLIDATED                  COMPANY
                                             1997           1996           1997           1996
                                             $              $              $              $

5.   RECEIVABLES
      CURRENT
      Trade debtors                          9,171,107      5,323,983      6,566,326      4,874,562
      Less: provision for doubtful debts     (1,442,589)    (545,704)      (938,601)      (508,690)
                                             --------------------------------------------------------
                                             7,728,518      4,778,279      5,627,725      4,365,872

      Loan to related body corporate**       -              706,889        -              707,387
      Loan to director related entity***     31,528         26,795         31,528         26,795
      Amounts receivable from other
      persons****                            2,918,917      -              2,554,470      -
                                             --------------------------------------------------------
                                             10,678,963     5,511,963      8,213,723      5,100,054
                                             ========================================================
       NON-CURRENT
       Loans to controlled entities*         -              -              23,347,738     3,932,093
       Less:  provision for doubtful
       receivables                           -              -              (22,300,142)   (764,817)
                                             --------------------------------------------------------
                                             -              -              1,047,596      3,167,276
      Loans to associates                    4,256,318      -              4,256,318      -
                                             -------------------------------------------------------
                                             4,256,318      -              5,303,914      -

(i)    Significant terms and conditions

       * Loans to controlled entities are interest free, with the exception of a loan to Access One Pty Ltd which is charged interest at 9.5% per annum.
       ** The above represented an investment in an associated partnership, Web Wide Media Partnership, in which Web Wide Media Pty Limited, a wholly owned subsidiary, held a 50%, non controlling interest.
       *** Loan to director related entity is repayable at call and is charged interest at 10% per annum
       **** Amounts receivable from other persons includes an amount owing from Solution 6 Holdings Pty Limited, in relation to the purchase of Access One Pty Limited. Terms and conditions are further detailed in Note 21(a) to the financial statements.

(ii)   Credit risk

       The economic entity does not have any significant exposure to any individual customer or counterparty.

(iii)  Net fair values

       The directors consider the carrying amount of trade debtors and other receivables to approximate their net fair values.

                                             CONSOLIDATED                  COMPANY
                                             1997           1996           1997           1996
                                             $              $              $              $

6.   INVENTORIES
      CURRENT
      Finished goods (at lower of cost
      and net realisable value)              42,891         -              -              -
                                             ========================================================

7.   PLANT AND EQUIPMENT
      PLANT AND EQUIPMENT
      At cost                                11,912,486     7,019,357      8,888,810      6,665,796
      Less: accumulated depreciation         (5,090,726)    (1,537,646)    (3,574,141)    (1,436,929)
                                             --------------------------------------------------------
                                             6,821,760      5,481,711      5,314,669      5,228,867
                                             --------------------------------------------------------
      Under finance lease                    6,483,514      3,134,584      6,298,676      2,941,878
      Less: accumulated amortisation         (1,602,915)    (306,116)      (1,508,162)    (272,448)
                                             --------------------------------------------------------
                                             4,880,599      2,828,468      4,790,514      2,669,430
                                             --------------------------------------------------------
      FURNITURE AND FITTINGS
      At cost                                618,145        261,969        410,098        208,636
      Less: accumulated depreciation         (192,742)      (43,260)       (96,252)       (37,707)
                                             --------------------------------------------------------
                                             425,403        218,709        313,846        170,929
                                             --------------------------------------------------------

      Under finance lease                    180,291        67,141         67,141         67,141
      Less: accumulated amortisation         (34,818)       (6,984)        (24,043)       (6,984)
                                             --------------------------------------------------------
                                             145,473        60,157         43,098         60,157
                                             --------------------------------------------------------

      COMPUTER EQUIPMENT
      At cost                                11,497,015     8,529,435      10,231,357     6,661,234
      Less: accumulated depreciation         (3,594,527)    (818,661)      (3,405,143)    (787,441)
                                             --------------------------------------------------------
                                             7,902,488      7,710,774      6,826,214      5,873,793
                                             --------------------------------------------------------

      Under finance lease                    3,077,829      835,893        3,054,531      835,893
      Less: accumulated amortisation         (759,522)      (80,773)       (749,819)      (80,773)
                                             --------------------------------------------------------
                                             2,318,307      755,120        2,304,712      755,120
                                             --------------------------------------------------------

      SUMMARY
      At cost                                33,769,280     19,848,379     28,950,613     17,410,578
      Less: accumulated depreciation         (11,275,250)   (2,793,440)    (9,357,560)    (2,622,282)
                                             --------------------------------------------------------
                                             22,494,030     17,054,939     19,593,053     14,788,296
                                             --------------------------------------------------------

                                             CONSOLIDATED                  COMPANY
                                             1997           1996           1997           1996
                                             $              $              $              $

8.   OTHER ASSETS
      CURRENT
      Deferred expenditure                   306,667        306,667        306,667        306,667
      Deduct accumulated amortisation        (306,667)      (30,734)       (306,667)      (30,734)
                                             --------------------------------------------------------

                                             -              275,933        -              275,933

      Prepayments                            1,400,436      1,089,469      1,180,709      917,428
                                             --------------------------------------------------------

                                             1,400,436      1,365,402      1,180,709      1,193,361
                                             ========================================================
      NON CURRENT
      Future income tax benefit              1,415,370      385,593        1,732,077      828,529
                                             ========================================================

9.   INVESTMENTs
      NON CURRENT
      Unlisted securities                    3,081,638      -              3,081,638      -
      Deduct provision for diminution in
      value                                  (1,546,240)    -              (1,546,240)    -
                                             --------------------------------------------------------
                                             1,535,398      -              1,535,398      -
      Unlisted equity securities             1,023,360      -              1,023,360      -
      Shares in controlled entities - at
      cost (see Note 21)                     -              -              18,612,167     636,059
      Shares in associated entities          23,621         23,621         23,621         23,621
                                             --------------------------------------------------------
                                             2,582,379      23,621         21,194,546     659,680
                                             ========================================================

(i)    Significant terms and conditions

       UNLISTED SECURITIES

       On 13 March 1997, the Company transferred the assets of the Web Wide Media business to Softbank Interactive Marketing Inc. ("Softbank") in return for the issue of 7.25% (subsequently reduced to 6.25% as a consequence of the allotment of stock options to Softbank employees) of the total share capital of Softbank. The equity holding in Softbank was valued at A$3,081,638 as at 31 March 1997. This valuation was based on an independent valuation of the Company's interest in Softbank. Subsequent to the year ended 31 December 1997, an offer has been made and accepted by the Company to sell its shares in Softbank in return for Series C redeemable shares in ZULU-tek.
       This transaction was triggered by the earlier sale by Softbank Holdings of its majority Softbank shareholding to ZULU-tek. The preference shares can be redeemed in equal instalments during 1999, 2001, and 2002 respectively. The carrying value of the Company's investment has been written down from A$3,081,638 to A$1,535,398 as at 31 December 1997 (representing the offer price made by ZULU-tek for the SIM shares).

(ii)   Diminution in value

       The provision for diminution in value was recognised in the current year to write the investments down to their recoverable amounts based on the directors' regular assessment of their estimated realisable values to identify any permanent diminutions in the values of the investments.

(iii)  Net fair values

       The directors consider the carrying amount of both unlisted securities and investments in associated entities to approximate their fair values.

                                             CONSOLIDATED                  COMPANY
                                             1997           1996           1997           1996
                                             $              $              $              $
10.  INTANGIBLES
      Goodwill                               20,696,587     -              -              -
      Deduct accumulated amortisation        (532,767)      -              -              -
                                             --------------------------------------------------------
                                             20,163,820     -              -              -
                                             ========================================================
11.  ACCOUNTS PAYABLE
      Trade                                  15,039,478     6,793,072      7,587,314      6,221,580
      Other *                                11,624,249     2,037,736      9,524,951      1,796,686
                                             26,663,727     8,830,808      17,112,265     8,018,266

*    Other payables include an amount of $4,407,200 in relation to the acquisition of Access One Pty
     Limited and is further detailed in Note 21(a) to the financial statements.

12.  BORROWINGS
      CURRENT
      Bank overdraft (unsecured)             -              63,783         -              -
      Lease liabilities                      3,673,453      1,463,822      3,561,421      1,411,051
      Amounts owing to controlled
      entities (unsecured)                   -              -              6,099,242      -
                                             --------------------------------------------------------
                                             3,673,453      1,527,605      9,660,663      1,411,051
      NON CURRENT
      Lease liabilities                      4,145,362      2,175,364      4,053,271      2,091,396
                                             ========================================================

(i)    Significant terms and conditions

       Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default

                                             CONSOLIDATED                  COMPANY
                                             1997           1996           1997           1996
                                             $              $              $              $

13.  PROVISIONS
      CURRENT
      Employee entitlements                  1,066,869      815,274        531,510        808,586
      Dividend                               2,900,000      -              2,900,000      -
      Taxation                               4,041,270      432,388        1,278,638      526,842
      Share of losses in excess of cost
      of investment in associate
      (unsecured)                            465,741        -              -              -
      Other                                  2,115,592      165,000        2,115,592      165,000
                                             --------------------------------------------------------
                                             10,589,472     1,412,662      6,825,740      1,500,428
                                             ========================================================
      NON-CURRENT
      Deferred income tax                    1,105,771      504,525        1,145,405      504,525
                                             ========================================================

14.  SHARE CAPITAL
      ISSUED SHARE CAPITAL
      111,000,010
      (1996: 103,500,010) ordinary
      shares at $0.004 each                  444,000        414,000        444,000        414,000
                                             ========================================================

On 18 September 1997, a general meeting of shareholders approved the subdivision of each of the issued and unissued OzEmail A$0.04 ordinary shares into ten A$0.004 ordinary shares. Each American Depositary Share
(ADS) represents ten A$0.004 OzEmail ordinary shares.

In May 1996, the Company consummated an initial public offering of 32,000,000 Ordinary Shares, which are represented by one American Depositary Share ("ADS") per ten Ordinary Shares, at a price per ADS of US$14. The Company granted an option to the Underwriters, exercisable during the 30 day period after the date of the Prospectus, to purchase up to a maximum of 480,000 additional ADSs, to cover over-allotments, if any, at the same price per ADS to be purchased by the Underwriters. In July 1996, the Underwriters exercised the option to purchase 150,000 additional ADSs on the aforementioned terms.

On 11 August 1997, 300,000 employee options were exercised, thereby increasing the issued share capital to 103,800,000 Ordinary Shares. In November 1997, OzEmail issued a further 7,200,000 ordinary fully paid A$0.004 shares to Solution 6 as partial consideration for the acquisition of Access One Pty Limited. Consequently, OzEmail had on issue a total of 111,000,010 ordinary fully paid A$0.004 shares as at 31 December 1997. Of these shares, 33,800,000 are represented by 3,380,000 ADSs which are in the ratio of one ADS for every ten Ordinary shares.

                                             CONSOLIDATED                  COMPANY
                                             1997           1996           1997           1996
                                             $              $              $              $

15.  RESERVES
      Share premium account                  64,635,992     53,234,192     64,635,992     53,234,192
      Foreign currency translation reserve   2,159          5,114          -              -
                                             --------------------------------------------------------

                                             64,638,151     53,239,306     64,635,992     53,234,192
      MOVEMENTS IN RESERVES WERE:

      SHARE PREMIUM RESERVE
      Balance at the beginning of the
      period                                 53,234,192     820,000        53,234,192     820,000
      Share issue (net of issue expenses)    11,401,800     52,414,192     11,401,800     52,414,192
                                             --------------------------------------------------------
      Balance at the end of the period       64,635,992     53,234,192     64,635,992     53,234,192
                                             ========================================================
      FOREIGN CURRENT TRANSLATION RESERVE
      Balance at the beginning of the
      period                                 5,114          (1,304)        -              -
      Net exchange difference on
      translation of overseas controlled
      entity                                 (2,955)        6,418          -              -
                                             --------------------------------------------------------
      Balance at the end of the period       2,159          5,114          -              -
                                             ========================================================
16.  DIVIDENDS
      ORDINARY
      Final dividend proposed
      Franked at 36%                         2,900,000      -              2,900,000      -
                                             ========================================================
      FRANKING CREDITS
      Franking credits available at the
      36% corporate tax rate after
      allowing for tax payable in respect
      of the current year's profits and
      the payment of the proposed
      dividends                              4,821,869      1,574,602      44,237         1,742,520
                                             =======================================================

17.  CONTINGENT LIABILITIES

Details and estimated maximum amounts of contingent liabilities (for which no amounts are recognised in the financial statements) arising in respect of:

COMPANY

On 11 July 1996 the Company reported that an adverse ruling had been rendered by the Federal Court of Australia in the lawsuit against it by Trumpet over alleged copyright infringements and violations of Australia's Trade Practices Act. In August 1997, the Company put forward an Offer of Compromise for the sum of A$500,000 (inclusive of interest but exclusive of legal fees expended by Trumpet), which offer was duly accepted by Trumpet in settlement of the litigation. While the issue of the amount of the Company's exposure with respect to legal fees previously expensed by Trumpet remained outstanding as at 31 December 1997, agreement has since been reached between the parties within the estimated amount accrued by the Company.

On 18 March 1997, the Australasian Performing Rights Association ("APRA") filed a statement of claim against the Company. APRA claims that the Company has infringed copyright in a variety of musical works owned and controlled by APRA by permitting the Company's customers to download those works. APRA seeks injunctive relief and damages against the Company. The Company is defending this action and has received the financial support of the Australian Internet industry to defend it. The Company does not believe that this action will give rise to any material liability.

OzEmail owns an 80% equity interest Voyager, with the remaining 20% equity interest held by two former directors of Voyager (the "Minority Shareholders"). OzEmail and the Minority Shareholders are parties to a Shareholders Agreement setting out certain rights and restrictions on the employment and stock ownership of the Minority Shareholders. On 2 January 1997 the Minority Shareholders provided formal notice to OzEmail that they wished to exercise their option under the Shareholders Agreement to sell their shares in Voyager to OzEmail at fair value. The parties could not reach a consensus on the price at which such sale of shares would take place and the Minority Shareholders commenced proceedings in September 1997, in the High Court of New Zealand for recovery of the share sale price. OzEmail has sought legal advice from legal counsel and intends to defend the matter. The Company has provided for an amount that it believes adequately covers the fair value of the shares and all other costs associated with this claim. However, the Company can give no assurance that the liability will not exceed the ultimate disposition of this proceeding nor that it will not have a material adverse effect.

CONTROLLED BODIES CORPORATE

The Company has guaranteed leases of controlled entities in relation to monthly rentals of NZ$2,500(1996: NZ$2,500) and in relation to a finance lease for network equipment totalling NZ$123,507 at 31 December 1997 (1996 NZ$153,000).

                                             CONSOLIDATED                  COMPANY
                                             1997           1996           1997           1996
                                             $              $              $              $

18.  LEASE COMMITMENTS
     Total lease expenditure contracted
     for at balance date, but not provided
     for in the financial statements:

     Payable no later than one year          1,538,503      1,034,230      1,469,926      1,007,451
     Payable later than one, not later
     than two years                          1,425,415      996,053        1,333,254      969,274
     Payable later than two, not later
     than five years                         1,145,256      1,522,659      1,023,964      1,474,680
                                             --------------------------------------------------------
                                             4,109,174      3,552,942      3,827,144      3,451,405
                                             ========================================================
      REPRESENTING:
      Non-cancellable operating leases       4,109,174      3,552,942      3,827,144      3,451,405
                                             ========================================================
      ANALYSIS OF FINANCE LEASE
      COMMITMENTS:
      Payable not later than one year        4,160,875      1,488,268      4,029,253      1,420,708
      Payable later than one, not later
      than two years                         3,540,536      1,504,915      3,458,568      1,437,364
      Payable later than two, not later
      than five years                        791,653        982,669        776,469        958,099
                                             --------------------------------------------------------
                                             8,493,064      3,975,852      8,264,290      3,816,171
      Deduct future finance charges on
      finance leases                         674,249        336,666        649,598        313,724
                                             --------------------------------------------------------
      Recognised as a liability              7,818,815      3,639,186      7,614,692      3,502,447
                                             ========================================================
      Representing lease liabilities
      Current                                3,673,453      1,463,822      3,561,421      1,411,051
      Non current                            4,145,362      2,175,364      4,053,271      2,091,396
                                             --------------------------------------------------------
                                             7,818,815      3,639,186      7,614,692      3,502,447
                                             =========================================================

19.  SHARE OWNERSHIP PLANS

The Company's 1996 Stock Option Plan ("1996 Plan") was approved by shareholders on 1 May 1996. A total of 6,500,000 Ordinary $0.004 Shares have been authorised for issuance under the 1996 Plan. Under the 1996 Plan, employees, non-employee Board members and consultants may, at the discretion of the Plan Administrator, be granted options to purchase Ordinary Shares at an exercise price of not less than 85% of their fair market value on the grant date. A total of 3,250,000 options were granted to employees under a Prospectus lodged with the Australian Securities Commission on 7 June 1996. The exercise price of the options shall be the A$ equivalent of a price of US$1.40 on the day of exercise. The first half of these granted options vested in the option holders on 30 June 1996, provided the option holders remained as employees of the Company on that date. The remaining granted options vest in the option holders on 30 June 1997, provided the option holders remain employees of the Company on that date. Currently 68 persons are eligible to participate in the scheme.

A further 195,000 options were granted to employees under a Prospectus lodged with the Australian Securities Commission on 14 November 1996. The exercise price of the options shall be the A$ equivalent of a price of US$0.75 on the day of exercise. The first half of these granted options vested in the option holders on 31 December 1996, provided the option holders remained as employees of the Company on that date. The remaining granted options vest in the option holders on 31 December 1997, provided the option holders remain employees of the Company on that date. Currently 2 employees are eligible to participate in the scheme.

3,069,990 A$0.004 ordinary shares have been vested under the 1996 Plan as at 31 December 1997. Of such options, 2,912,490 and 157,500 were vested with an exercise price of the Australian dollar equivalent of US$1.40 and US$0.75 per A$0.004 Ordinary Shares respectively. The options with an exercise price of US$1.40 and US$0.75 must be exercised by July 2000 and November 2001, respectively. Under the 1996 Plan, employees, non-employee Board members and consultants may, at the discretion of the Plan Administrator, be granted options to purchase Ordinary Shares at an exercise price not less than 85% of their fair market value on the grant date. As at 31 December 1997, 114,990 Ordinary Shares called for by such options were held by directors and officers as a group.

                                                                                 NUMBER OF SHARES
                                                                                    AND OPTIONS
                                                                           31 DECEMBER    31 DECEMBER
                                                                               1997           1996
          Shares and options employees acquired or became
          entitled to acquire under the plan during the period             -              6,500,000

          Still available to employees under the plan at balance
          date                                                             3,069,990      3,055,000
                                                                           ==========================

          Market price per share or option at balance date                 US$7.625       US$ 8.500
                                                                           ==========================

* Comparative figures have been adjusted to account for the 10 for 1 share split approved by shareholders in September 1997.

                                             CONSOLIDATED                  COMPANY
                                             1997           1996           1997           1996
                                             $              $              $              $

20.  CAPITAL EXPENDITURE COMMITMENTS
      Total capital expenditure
      contracted for at balance date but
      not provided for in the financial
      statements:
      Payable no later than one year         1,997,397      1,015,922      1,997,397      1,015,922
                                             ========================================================

     The above commitments relate to telecommunications plant and equipment and computer equipment, contracted for but not provided in the financial statements.

21.  INVESTMENTS IN CONTROLLED ENTITIES

                                                                           THE COMPANY'S DIRECT OR INDIRECT
                                                            COUNTRY OF           INTEREST IN ORDINARY
 NAME OF ENTITY                                             INCORPORATION           SHARES/EQUITY
                                                                           31 DECEMBER       31 DECEMBER
                                                                              1997              1996
                                                                                %                 %
OzEmail Limited
DIRECTLY CONTROLLED BY OZEMAIL LIMITED

Voyager New Zealand Limited (i)                             New Zealand        80                80
Cyber Publications Pty Limited                              Australia          100               100
Web Wide Media Pty Limited                                  Australia          100               100
OzEmail Fax Investments Pty Limited                         Australia          100               100
OzEmail Telecommunications Pty Limited                      Australia          80                80
Access One Pty Ltd                                          Australia          100               -
OzEmail West Pty Ltd (formerly Microweb Pty Ltd)            Australia          100               -

DIRECTLY CONTROLLED BY OZEMAIL FAX INVESTMENTS LIMITED
OzEmail Telecommunications Partnership                      Australia          -                 80

(i)    Voyager New Zealand Limited carries on business in New Zealand.
       During the 1996 year Voyager New Zealand Limited increased the value of its issued capital to A$795,074. OzEmail Limited maintained its 80% share through an increase in capital of A$635,977. On 2 January 1997 the Minority Shareholders provided formal notice to OzEmail that they wished to exercise their option under the Shareholders Agreement to sell their shares in Voyager to OzEmail at fair value. The parties could not reach a consensus on the price at which such sale of shares would take place and the Minority Shareholders commenced proceedings in September 1997, in the High Court of New Zealand for recovery of the share sale price.

(i)    Acquisition and disposal of controlled entities

       (a)  ACCESS ONE PTY LIMITED

       On 25 November 1997 OzEmail completed the acquisition of Access One Pty Limited ("Access One"), the Internet business of Solution 6 from which date the results of Access One have been incorporated into the consolidated results of the Company. The transaction was completed through the payment of A$5,000,000 and on the basis of the issue of 10,000,000 ordinary A$0.004 OzEmail shares. Of such shares, 7,200,000 were issued to Solution 6 Holdings, with the balance to be issued on satisfaction of determining a working capital adjustment representing the adjustment to the fair value of net assets acquired as determined in accordance with the terms of the agreement for the sale and purchase of the Internet business of Solution 6. The total working capital adjustment represents the best estimate by the Company's management of the amount considered to be repayable by Solution 6. The remaining 2,800,000 shares have been valued under the terms of the agreement at the fair value at the date of the sale, being A$4,407,200 and are included in other accounts payable in the Company's and Consolidated Balance Sheets as of 31 December 1997, with an expectation of being issued before 31 December 1998. As part of the transaction, Solution 6 granted to OzEmail unlisted equity securities being options to acquire 4,160,000 Solution 6 ordinary shares at an exercise price of A$0.75. The option has a term of three years from the completion of the acquisition. These options have been valued at the fair market value as determined on 25 November 1997, being the date of issuance. Additionally, Mr Chris Tyler, chief executive officer of Solution 6, accepted an invitation to join the Board of Directors of OzEmail.

       Details of the aggregate cashflows and consideration relating to the acquisition of Access One Pty Limited and the aggregate assets and liabilities at the date of acquisition were as follows:

                                                            ACQUISITION
                                                                1997
                                                                  $


          Cash outflow                                      5,000,000
          Issued share consideration                        11,332,800
          Deferred share consideration                      4,407,200
                                                            ----------

          Consideration paid/(received) by the Company      20,740,000
                                                            ==========

          Solution 6 call options                           1,023,360
          Property, plant and equipment                     2,302,598
          Receivables (net)                                 4,650,755
          Accounts payable and borrowings                   (5,922,227)
          Lease liabilities                                 (602,240)
          Liability for restructure provision               (985,952)
          Inventories                                       65,079
          Goodwill on acquisition                           20,208,627
                                                            ----------

          Net assets acquired                               20,740,000
                                                            ==========

       (b)  OZEMAIL WEST PTY LTD

       On 10 September 1997 OzEmail entered into an agreement with FTR Holdings Limited ("FTR"), an entity affiliated with Mr Malcolm Turnbull, a director of OzEmail. Under this agreement, OzEmail purchased all of the issued share capital of Microweb Pty Limited ("Microweb"), a subsidiary of FTR, for a lump sum of A$1.00 and deferred consideration equal to 10% of Microweb's revenues in respect of those areas of Microweb business as outlined in the agreement for a period of two years from the effective date of the agreement of 1 July 1997. Such revenues include, but are not limited to:

       o all revenue received by OzEmail in respect of any services delivered to any person who at the time of invoice has an account with OzEmail and an invoice address in Western Australia; and
       o any software products or web developments, developed by Microweb which are sold, licensed, assigned or otherwise deal with, whether such revenue is earned by Microweb, or any other entity which OzEmail owns or controls.

       In October 1997, Microweb underwent a change of name to OzEmail West Pty Limited ("OzEmail West").

       Details of the aggregate cashflows and consideration relating to the acquisition of OzEmail West Pty Ltd and the aggregate assets and liabilities at the date of acquisition were as follows:

                                                            ACQUISITION
                                                               1997
                                                                 $

          Cash acquired                                     (26,980)
          Deferred consideration as calculated under
          the agreement                                     400,000
                                                            -------

                                                            373,020
                                                            =======
          Receivables                                        82,925
          Other assets                                          205
          Property, plant and equipment                     105,178
          Trade creditors, other accruals and provisions   (220,365)
          Lease liabilities                                 (82,883)
          Goodwill on acquisition                           487,960
                                                            -------
          Net assets acquired                               373,020
                                                            =======

(ii)   Outside equity interests in controlled entities

       VOYAGER NEW ZEALAND LIMITED

       Outside equity interests hold 180,000 NZ$1 ordinary shares in Voyager New Zealand Limited being 20% of the ordinary issued capital.

       OzEmail owns an 80% equity interest Voyager, with the remaining 20% equity interest held by two former directors of Voyager (the "Minority Shareholders"). OzEmail and the Minority Shareholders are parties to a Shareholders Agreement setting out certain rights and restrictions on the employment and stock ownership of the Minority Shareholders.
       On 2 January 1997 the Minority Shareholders provided formal notice to OzEmail that they wished to exercise their option under the Shareholders Agreement to sell their shares in Voyager to OzEmail at fair value. The parties could not reach a consensus on the price at which such sale of shares would take place and the Minority Shareholders commenced proceedings in September 1997, in the High Court of New Zealand for recovery of the share sale price. OzEmail has sought legal advice from legal counsel and intends to defend the matter. The Company has provided for an amount that it believes adequately covers the fair value of the shares and all other costs associated with this claim. However, the Company can give no assurance that the liability will not exceed the ultimate disposition of this proceeding nor that it will not have a material adverse effect.

                                                                            CONSOLIDATED
                                                                      1997                1996
                                                                        $                   $

          Outside equity interest in Voyager comprises:

          Share capital                                               159,012             159,012
          Retained losses- opening                                   (181,048)            (60,260)
          Losses recognised by the chief entity - opening             104,193                   -

          Retained earning -current year                             (317,361)           (120,788)
          Losses recognised by the chief entity - current year        317,361             104,193
                                                                      ---------------------------

                                                                            -            (16,595)
                                                                      --------------------------
          Amount booked as a receivable                                82,157             82,157
          Less: provision against receivables                         (82,157)           (82,157)
                                                                      --------------------------
                                                                            -                  -
                                                                      ===========================

22.  INVESTMENT IN ASSOCIATES

     (a)  OzEmail Interline

          In November 1996, OzEmail Fax Investments Pty Limited ("OzEmail Fax Investments"), a wholly owned subsidiary of OzEmail and Ideata Pty Limited ("Ideata"), a third party company incorporated in Australia, entered into a partnership agreement, in the proportions 80% OzEmail Fax Investments and 20% Ideata, to develop and commercialise devices for voice and fax digitisation and transmission through telephone, Internet and other communications systems as developed by or on behalf of Ideata.
          In June 1997, Interline AG ("Interline"), a subsidiary of Metro Holding AG ("Metro"), a company incorporated in Switzerland, acquired from the partnership the exclusive licence of the technology in Europe, the United Kingdom and Ireland. The voice/fax system, business, intellectual property in the system, and other assets of this partnership were then transferred to OzEmail Interline Pty Limited ("OzEmail Interline") and the partnership was dissolved on 26 June 1997. Ligapart AG ("Ligapart"), a subsidiary of Metro, then acquired a 40% equity interest in OzEmail Interline for US$5,600,000 from which OzEmail Fax Investments recorded a profit of A$4,791,885. Following this transaction, OzEmail Fax Investments owns a 48% equity interest in OzEmail Interline, with Metro and Ideata holding 40% and 12% equity interests, respectively.

                                                                           1997
                                                                             $

     (i)    RESULTS OF ASSOCIATES

     The economic entity's share of the results of its associates is as follows:

     Operating loss before income tax                                      (2,076,452)
     Income tax benefit attributable to operating loss                        115,623
                                                                           ----------

     Operating loss after income tax                                       (1,960,829)
                                                                           ==========

     (ii)   SHARE OF RESERVES ATTRIBUTABLE TO ASSOCIATES

     Retained profits
     - at the beginning of the year                                                 -
     - at the end of the year                                              (1,960,829)
                                                                           ==========

     Share premium reserve
     - at the beginning of the year                                                 -
     - at the end of the year                                              (2,944,922)
                                                                           ==========

     Share capital
     - at the beginning of the year                                                 -
     - at the end of the year                                               4,440,000
                                                                           ==========

     (iii)  MOVEMENT IN CARRYING AMOUNT OF INVESTMENT\

     Carrying amount at the beginning of the year                                   -
     Share of assets transferred/cost of investment                         2,491,717
     Less: Share of investment disposed of                                   (996,629)
                                                                           ----------

                                                                            1,495,088
     Share of net losses for the year                                      (1,960,829)
                                                                           ----------

     Carrying amount at the end of the year                                  (465,741)
                                                                           ==========

     (iv)   CONTINGENT LIABILITIES AND CAPITAL COMMITMENTS

     There are no contingent liabilities or capital commitments in existence at year end.

     (v)    SUMMARY PERFORMANCE AND FINANCIAL POSITION OF ASSOCIATES

     The aggregate of assets, liabilities and losses of associates are as follows:

                                                                           1997
                                                                             $
     Net losses after income tax                                           (4,085,060)
     Assets                                                                26,303,042
     Liabilities                                                           (8,268,354)
                                                                           ==========

     The difference between the carrying amount of the investment accounted for under the equity method and the underlying equity in net assets results from OzEmail Limited not recognising its proportionate share of the intellectual property valued at $19,005,000 as this asset has been recognised upon assets being transferred from the controlled partnership to OzEmail Interline, and is therefore deemed to be an internally generated asset.

23.  SEGMENT REPORTING

     The group operates predominantly in Australasia and predominantly in the Internet service industry.

24.  RELATED PARTY INFORMATION

     CONTROLLING ENTITY

     OzEmail Limited is the immediate and ultimate chief entity in the economic entity comprising the Company and its controlled entities.

     DIRECTORS AND DIRECTOR-RELATED ENTITIES

     The following directors each held office as a director of the Company during the period ended 31 December 1997:

     Sean Howard
     Trevor Kennedy
     Malcolm Turnbull
     David Spence
     Steve Ezzes
     Chris Tyler (appointed 25/11/97)

     Remuneration received or receivable by the directors of entities in the economic entity and aggregate amounts paid in connection with the retirement of directors of entities in the economic entity are disclosed in Note 3.

                                             CONSOLIDATED                  COMPANY
                                             1997           1996           1997           1996
                                             $              $              $              $

          Loans to directors of entities
          in the economic entity and
          their director-related entities
          are disclosed in Note 5 to the
          financial statements.

          Loan advanced from:
          at 10% interest per annum -
          S Howard                           -                 400,000     -                 400,000
          T Kennedy                          -                 450,000     -                 450,000
          M Turnbull                         -                 450,000     -                 450,000
          Loan repayments:
          at 10% interest per annum - to:
          S Howard                           -              (1,136,086)    -              (1,136,086)
          T Kennedy                          -                (450,000)    -                (450,000)
          M Turnbull                         -                (450,000)    -                (450,000)
          Loan repayments:
          at 10% interest per annum -
          from: S Howard                     -                 130,930     -                 130,930

          Interest income/(expense) on
          loan to/from director related
          entities charged against
          operating profit before income
          tax                                3,484             (68,122)    3,484             (68,122)

          SHARE AND SHARE OPTION TRANSACTIONS WITH DIRECTORS AND THEIR DIRECTOR-RELATED ENTITIES

          The aggregate number of shares and share options issued to directors of the Company and the economic entity and their director-related entities during the year were:

                                                  CONSOLIDATED                  COMPANY
                                                  1997           1996           1997           1996
          ISSUING ENTITY      CLASS OF SHARE      NUMBER         NUMBER         NUMBER         NUMBER
                              OR OPTION

          OzEmail Limited     Options over
                              ordinary shares     -              100,000        -              100,000
                                                  ========================================================

          All issues were made on terms and conditions no more favourable than those offered to other share and option holders.
The aggregate numbe
          of shares and share options held by directors of the Company and the economic entity and their director-related entities at balance date were:

                                                  CONSOLIDATED                  COMPANY
          ISSUING ENTITY      CLASS OF SHARE      1997           1996           1997           1996
                              OR OPTION           $              $              $              $

          OzEmail Limited     Ordinary shares     70,150,000     70,000,000     70,150,000     70,000,000
                              Options over
                              ordinary shares      5,475,600      5,775,600      5,475,600      5,775,600
                                                  =======================================================

     In August 1995, Mr David Spence, the President and Chief Operating Officer of OzEmail, was granted an option to purchase 5,675,600 ordinary shares in OzEmail at an exercise price of A$0.33 per share, which will expire in July 2000. The option vests rateably over three years, with one-third of the ordinary shares vesting on each of 30 June 1996, 1997, and 1998. In August 1997, Mr Spence acquired 300,000 shares by exercising a portion of his options, which he subsequently sold on the Nasdaq National Market.

     OTHER TRANSACTIONS WITH DIRECTORS OF THE COMPANY AND THEIR DIRECTOR RELATED ENTITIES.

     Directors receive free usage of the Internet as part of their integral daily duties and management of the Company.

     In March 1996, the original shareholders of the Company agreed to provide the Company with financial assistance as and when required, through 31 May 1997. The Company and the shareholders did not formalise the terms by which any advances would be made under the arrangement.

     Consulting services were provided by a director-related entity, Turnbull and Partners Limited. Aggregate remuneration paid during the period was $185,742 (1996: $Nil).

     In the year ended 31 December 1997 the Company paid $7,980 to a company affiliated with one of its non-executive directors for rental of office accommodation.

     In September 1996, the Company entered into an agreement with FTR Holdings Limited ("FTR"), an entity affiliated with Turnbull & Partners Limited ("TPL"). Mr Malcolm Turnbull, a director of the Company, is a controlling shareholder of TPL. The agreement appointed FTR as the Company's sole and exclusive representative in Western Australia to seek new accounts, service existing Company accounts and market the Company's services and products. The Company is required to pay FTR a monthly fee based on 25% of the Internet access charges paid to the Company by Western Australia customers net of any amounts paid to third parties who introduce customers to the Company and net of 3% of all national access charges paid to the Company. Hitherto, the Company has had no representation in Western Australia.
     FTR's operations are based in that State.

     On 10 September 1997 OzEmail entered into an agreement with FTR Holdings Limited ("FTR"), an entity affiliated with Mr Malcolm Turnbull, a director of OzEmail. Under this agreement, OzEmail purchased all of the issued share capital of Microweb Pty Limited ("Microweb"), a subsidiary of FTR, for a lump sum of A$1.00 and deferred consideration equal to 10% of Microweb's revenues in respect of those areas of Microweb business as outlined in the agreement for a period of two years from the effective date of the agreement of 1 July 1997. Such revenues include, but are not limited to:

     o all revenue received by OzEmail in respect of any services delivered to any person who at the time of invoice has an account with OzEmail and an invoice address in Western Australia; and

     o any software products or web developments, developed by Microweb which are sold, licensed, assigned or otherwise deal with, whether such revenue is earned by Microweb, or any other entity which OzEmail owns or controls.

     In October 1997, Microweb underwent a change of name to OzEmail West Pty Limited ("OzEmail West").

     Transactions entered into during the period with directors of the Company and its controlled entities and their director-related entities were made on normal terms and conditions.

     TRANSACTIONS WITH ENTITIES IN THE WHOLLY-OWNED GROUP

     OzEmail Limited is the immediate chief entity in the economic entity comprising the Company and its controlled entities.

     The Company advanced and repaid loans, received loans and provided accounting assistance and management services to other entities in the wholly owned group during the current and previous financial years. With the exception of interest free loans provided by the Company, these transactions were on commercial terms and conditions.

     TRANSACTIONS WITH OTHER RELATED PARTIES

     The aggregate amounts bought to account in respect of the following types of transactions and each class of related party involved were:

                                                            CONSOLIDATED                  COMPANY
          TRANSACTION TYPE         CLASS OF OTHER           1997           1996           1997           1996
                                   RELATED PARTY            $              $              $              $

          Loans advanced to        Controlling entities     -              -              (3,987,738)    (4,668,825)
                                   Associates               4,256,318      -              4,256,318      -

          Loan repayments from     Controlling entities     -              -              -              253,328

          Loans advanced from      Controlling entities     -              -              9,614,049      -

          Loan repayments to       Controlling entities     -              -              (3,514,807)    -
                                                            ========================================================

     The above loans are interest free.

     AMOUNTS RECEIVABLE FROM AND PAYABLE TO ENTITIES IN THE WHOLLY-OWNED GROUP AND OTHER RELATED PARTIES

     Amounts receivable from and payable to controlled entities and other related parties have been disclosed in Note 5 and Note 12 respectively.

     OWNERSHIP INTEREST IN RELATED PARTIES

     Interests held in controlled entities and associated companies are set out in Note 9, Note 21 and Note 22.

25.  SUBSEQUENT EVENTS

     EQUITY INTEREST IN OZEMAIL INTERLINE

     As previously discussed in note 22 to the accounts OzEmail originally acquired an 80% interest in OzEmail Interline when it transferred assets from an 80% owned partnership to OzEmail Interline in June 1997. OzEmail subsequently sold 32% of its interest to Metro and recorded a profit on the sale of $4,791,885.

     OzEmail has equity accounted its interest in OzEmail Interline in its consolidated accounts during the 31 December 1997 year. OzEmail's results for the year therefore include its 48% interest in the net loss of OzEmail Interline being $1,960,829.

     On 15 April 1998, OzEmail bought out Metro's 40% interest in OzEmail Interline to regain control of the company and give it the flexibility required to more effectively manage and develop the European market potential. OzEmail issued 540,000 ADSs with a market value of US$22.125 per ADS at close of business on that date in consideration for the 40% of shares acquired in OzEmail Interline giving rise to total consideration of $18,380,769. Metro also agreed to forgive a debt of $2,043,000 currently owed by OzEmail Interline. This debt forgiveness was in respect of its obligation to contribute to running costs under Clause 6 of the shareholders' deed. OzEmail will therefore consolidate OzEmail Interline from 15 April 1998, being the date it increased its equity interest to 88%.

     At the same time OzEmail and Metro agreed to terminate the Metro licence agreement for no consideration due to a number of factors including the fact that no material sub-licences had been issued in Europe and no network rollout had been undertaken.

     It should be noted that under US GAAP as this repurchase occurred within 12 months of the original sale, the company is required under SEC staff accounting bulletin to reverse the original sale and restate its US filings accordingly. The impact of this is that under US GAAP the company has recorded a net loss after tax of approximately $14,290,000 for the year to 31 December 1997.

     OTHER

     In January 1997, the Company sold the Australian Net Guide business and its 50% equity holding in New Zealand Net Guide Limited to Industrial Press Limited, a third party New Zealand company.

     Options to acquire 1,080,000 Ordinary Shares (equivalent to 108,000
     ADSs) were granted on 6 January 1998 to certain employees of the Company. The exercise price of the options is A$12. Of these options, 50% vest in the option holders on 31 December 1998 and the remaining 50% vest on 31 December 1999.

     At 31 December 1996 the Company had a note receivable of A$27,000 from a director. The balance on this note receivable as at 31 December 1997, was A$32,000. The note has an interest rate of 10% and is due on demand. Subsequent to 31 December 1997 this amount has been repaid.

     On March 31 1998, the Company acquired from Camtech (SA) Pty Limited ("Camtech") its internet access business in South Australia. The consideration for the acquisition will be equal to two thirds of Camtech's revenues over the next twelve months. The immediate payment to Camtech was 1,103,240 Ordinary Shares (equivalent to 110,324 ADSs) which is equal to two thirds of Camtech's revenue run rate of approximately $4,000,000 at the time of acquisition. Any balance payment will be made at the end of the first quarter 1999. Secondly as an incentive to assist in this development of the business, the principals of Camtech will receive from OzEmail a payment of 5% of the Internet access revenues arising from the business over the next two years.

26.  EARNINGS PER SHARE

                                                                CONSOLIDATED
                                                            1997           1996
                                                               CENTS PER SHARE
          Basic earnings per share                          $0.008         $0.005
                                                            =========================
          Diluted earnings per share is not materially
          different from basic earnings per share.
                                                                    NUMBER
          Weighted average number of ordinary shares
          on issue used in the calculation of basic
          earnings per share.                               104,347,407    89,246,580
                                                            =========================

     CLASSIFICATION OF SECURITIES

     In August 1995 the Company granted to an employee options to purchase 5,675,600 Ordinary Shares at a price of A$0.33 per share of which 300,000 options have been exercised. The options expire on 31 July 2000. A total of 3,250,000 additional options were granted to employees under a Prospectus lodged with the Australian Securities Commission on 7 June 1996. The exercise price of the options shall be the A$ equivalent of a price of US$14 on the day of exercise. These potential shares have been excluded from the earnings per share calculation as they are not considered dilutive in the calculation of diluted earnings per share.

     A further 195,000 options were granted to employees under a Prospectus lodged with the Australian Securities Commission on 14 November 1996. The exercise price of the options shall be the A$ equivalent of a price of US$0.75 on the day of the exercise. These potential shares have been excluded from the earnings per share calculation as they are not considered dilutive in the calculation of diluted earnings per share.

     2,800,000 shares are still to be issued, within the next six months, as consideration in relation to the purchase of Access One Pty
     Limited, upon satisfaction of the Solution 6 working capital adjustment. These unissued shares have been excluded from the earnings per share calculation as they are not considered dilutive in the calculation of diluted earnings per share.

                                             CONSOLIDATED                  COMPANY
                                             1997           1996           1997           1996
                                             $              $              $              $

27.  CASH FLOW INFORMATION
(i)    Reconciliation of cash
        Cash at the end of the financial
        year as shown in the statements
        of cash flows is reconciled to
        the related items in the balance
        sheets as follows:
        Cash                                 49,166,028     44,615,309     46,969,254     44,443,187
        Bank overdraft                              -          (63,783)           -              -
                                             --------------------------------------------------------

                                             49,166,028     44,551,526     46,969,254     44,443,187
                                             ========================================================
(ii)   Reconciliation of net cash flows
       from operating activities to
       operating profit after income tax
        Operating profit after income tax     2,987,742        417,184        203,415      2,346,705
        Depreciation and amortisation         8,967,915      2,022,717      8,006,153      1,851,559
        Write down/ Loss on investment        1,546,240         29,091      1,546,240         29,091
        Gain on sale of investment in
        securities                                  -         (112,399)           -         (112,399)
        Gain on sale of interests in
        associates and subsidiaries          (5,732,564)           -              -              -
        Foreign exchange gain                   (58,436)      (873,252)       (58,436)      (867,149)
        Amounts credited to provisions
        against assets                        1,680,329            -        3,729,170      1,242,145
        Writeback of provisions              (1,452,003)           -              -              -
        Other                                    44,388            -           44,388            -
        Share of associates accumulated
        losses                                1,960,829            -              -              -
        Changes in assets and liabilities

        Increase in trade and other
        debtors                              (2,969,194)    (2,440,712)    (3,498,797)    (2,551,869)
        Increase in prepayments                 224,704     (1,064,923)      (263,281)      (892,882)
        Increase in trade and other
        creditors, net interest payable
        and employee entitlements             7,235,706      7,331,332      5,863,102      6,679,471
        Increase/(decrease) in net
        deferred tax benefits                  (428,531)       269,722       (262,668)      (173,214)

        (Decrease)/increase in tax
        payable                               3,683,436       (166,966)      (826,350)       (72,512)
                                             --------------------------------------------------------
        Net cash inflows/(outflows) from
        operating activities                 17,690,561      5,411,794     14,482,936      7,478,946
                                             ========================================================

(iii)  Non-cash financing and investing activities

       TRANSFER OF ASSETS

       During the financial year, subsidiaries of the Company transferred assets to both unrelated companies and associate companies in return for equity investments. These transactions are further detailed in note 9 and note 22 to the financial statements, and have not been reflected in the statements of cash flows.

       The company also acquired and disposed of subsidiaries during the year which comprised part non cash consideration. These amounts are further detailed in note 21 to the financial statements.

       PROPERTY, PLANT AND EQUIPMENT

       During the financial period the parent entity and a controlled entity acquired plant and equipment with an aggregate fair value of $5,000,000 (1996: $3,614,301) by means of finance leases.

       These acquisitions are not reflected in the statements of cashflows.

28.  FUTURE INCOME TAX BENEFIT

     Potential future income tax benefits of $897,137 (1996: $325,886) attributable to tax losses carried forward by a controlled entity have not been bought to account in the consolidated accounts at balance date because the directors do not believe it is appropriate to regard realisation of the future income tax benefit as virtually certain.

     This benefit will only be obtained if:

     (i) the controlled entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the losses to be realised: or

     (ii) the controlled entity continues to comply with the conditions for deductibility imposed by the law; and

     (iii) no change in tax legislation adversely affect the controlled entity or the economic entity in realising the benefit from the deductions for the loss.

29.  ADDITIONAL FINANCIAL INSTRUMENT DISCLOSURES

(i)  Interest rate risk

                                        WEIGHTED                 FIXED INTEREST RATE
                                        AVERAGE                      MATURITIES
                                        EFFECTIVE   FLOATING         1 YEAR OR                   NON
                                        INTEREST    INTEREST            LESS                   INTEREST
                                          RATE        RATE          $1 TO 5 YEARS               BEING            TOTAL
     30 June 1997                           %           $                 $                       $                $

     ASSETS
     Cash                               5.8%        49,166,028                                                49,166,028
     Trade debtors                                                                               7,728,518     7,728,518
     Loan to director related entity    10%                             31,528                                    31,528
     Amounts receivable from other
     persons                                                                                     2,918,917     2,918,917
     Shares and other equity
     investments                                                                                 1,559,019     1,559,019
     Loans to associates                7.3%         4,256,318                                                 4,256,318
                                                    --------------------------------------------------------------------

     Total financial assets                         53,422,346          31,528           -      12,206,454    65,660,318
                                                    --------------------------------------------------------------------
     LIABILITIES
     Trade accounts payable                                                                     19,446,478    19,446,478
     Other accounts payable                                                                      7,217,249     7,217,249
     Lease liabilities                  7.7%                         3,673,453     4,145,362                   7,818,815
     Employee entitlements                                                                       1,066,689     1,066,689
     Dividends payable                                                                           2,900,000     2,900,000
                                                    --------------------------------------------------------------------
     Total financial liabilities                           -         3,673,453     4,145,362    30,630,416    38,449,411
                                                    --------------------------------------------------------------------
     Net financial assets/
     (liabilities)                                  53,422,346      (3,641,925)   (4,145,362)  (18,423,962)   27,211,097
                                                    --------------------------------------------------------------------

     SCOPE

     We have audited the financial statements of OzEmail Limited (the Company) for the period ended 31 December 1997 as set out on schedules 1 to 5. The financial statements consist of the accounts of the Company and the consolidated accounts of the economic entity comprising the Company and the entities it controlled at the end of, or during, the financial year. The Company's directors are responsible for the preparation and presentation of the financial statements and the information they contain. We have conducted an independent audit of these financial statements in order to express an opinion on them to the members of the Company.

     Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial statements are free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial statements, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion as to whether, in all material respects, the financial statements are presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements, being Urgent Issues Group Consensus Views, and the Corporations Law so as to present a view which is consistent with our understanding of the Company's and the economic entity's state of affairs, the results of their operations and their cash flows.

     The audit opinion expressed in this report has been formed on the above basis.

     AUDIT OPINION

     In our opinion, the financial statements of the Company are properly drawn up:

     (a)  so as to give a true and fair view of:

          (i) the state of affairs as at 31 December 1997 and the results and cash flows for the financial year ended on that date of the Company and the economic entity; and

          (ii) the other matters required by Divisions 4, 4A and 4B of Part 3.6 of the Corporations Law to be dealt with in the financial statements;

     (b)  in accordance with the provisions of the Corporations Law; and

     (c) in accordance with applicable accounting standards and other mandatory professional reporting requirements.


                                                             Price Waterhouse
                                                        Chartered Accountants

Sydney                                                            MJ Mitchell
24 April 1998                                                         Partner


OzEmail Limited and Controlled Entities
ACN 066 387 157

Directors' Report

In respect of the period ended 31 December 1997, the directors of OzEmail Limited, the Company and chief entity, submit the following report made out in accordance with a resolution of the directors:

1.   THE NAMES OF THE DIRECTORS OF THE COMPANY IN OFFICE AT THE DATE OF THIS
     REPORT

     M Turnbull (Chairman)
     D Spence
     S Howard (Chief Executive Officer)
     T Kennedy
     S Ezzes
     C Tyler (appointed 25/11/97)

2.   PRINCIPAL ACTIVITIES OF THE ECONOMIC ENTITY

     The principal activity of the economic entity during the year was the provision of Internet access and Internet related services.

3.   TRADING RESULTS

     The consolidated net profit of the economic entity for the period was $2,987,742 (1996: $433,779) after deducting income tax expense of $3,023,793 (1996: $556,090).

4.   DIVIDENDS

     The Directors of the Company have declared a fully franked dividend of $0.025 per share (A$0.25) per ADS) on February 26, 1998 with an Australian ex-dividend date of March 26, 1998 and an Australian dividend payable date of March 27, 1998. The dividend was paid in Australian dollars to those holders of Ordinary Shares. The Bank of New York is responsible for distributing the dividend holders of ADSs in the US dollar equivalent of the Australian dollar payment. The Bank of New York, as depositary of the ADSs, has set the ex-dividend date for holders of ADSs as March 21, with a dividend payable date of April 6, 1998.

5.   REVIEW OF OPERATIONS

     The amount of consolidated operating revenue for the year of operation was $75,089,928 (1996: $33,532,836).

     The amounts of operating revenue for the year, represent Internet usage, registration, licence fees and other.

6.   EVENTS SUBSEQUENT TO BALANCE DATE

     EQUITY INTEREST IN OZEMAIL INTERLINE

     As discussed in note 22 to the accounts OzEmail originally acquired an 80% interest in OzEmail Interline when it transferred assets from an 80% owned partnership to OzEmail Interline in June 1997. OzEmail subsequently sold 32% of its interest to Metro and recorded a profit on the sale of $4,791,885.

     OzEmail has equity accounted its interest in OzEmail Interline in its consolidated accounts during the 31 December 1997 year. OzEmail's results for the year therefore include its 48% interest in the net loss of OzEmail Interline being $1,960,829.

     On 15 April 1998, OzEmail bought out Metro's 40% interest in OzEmail Interline to regain control of the company and give it the flexibility required to more effectively manage and develop the European market potential. OzEmail issued 540,000 ADSs with a market value of US$22.125 per ADS at close of business on that date in consideration for the shares acquired in OzEmail Interline giving rise to total consideration of $18,380,769. Metro also agreed to forgive a debt of $2,043,000 currently owed by OzEmail Interline. This debt forgiveness was in respect of its obligation to contribute to running costs under Clause 6 of the shareholders' deed. OzEmail will therefore consolidate OzEmail Interline from 15 April 1998, being the date it increased its equity interest to 88%.

     At the same time OzEmail and Metro agreed to terminate the Metro licence agreement for no consideration due to a number of factors including the fact that no material sub-licences had been issued in Europe and no network rollout had been undertaken.

     It should be noted that under US GAAP as this repurchase occurred within 12 months of the original sale, the Company is required under SEC staff accounting bulletin to reverse the original sale and restate its US filings accordingly. The impact of this is that under US GAAP the company has recorded a net loss after tax of approximately $14,290,000 for the year to 31 December 1997.

     OTHER

     In January 1997, the Company sold the Australian Net Guide business and its 50% equity holding in New Zealand Net Guide Limited to Industrial Press Limited, a third party New Zealand company.

     Options to acquire 1,080,000 Ordinary Shares (equivalent to 108,000
     ADSs) were granted on 6 January 1998 to certain employees of the Company. The exercise price of the options is A$12. Of these options, 50% vest in the option holders on 31 December 1998 and the remaining 50% vest on 31 December 1999.

     At 31 December 1996 the Company had a note receivable of A$27,000 from a director. The balance on this note receivable as at 31 December 1997, was A$32,000. The note has an interest rate of 10% and is due on demand. Subsequent to 31 December 1997 this amount has been repaid.

     On March 31 1998, the Company acquired from Camtech (SA) Pty Limited ("Camtech") its internet access business in South Australia. The consideration for the acquisition will be equal to two thirds of Camtechs revenues over the next twelve months. The immediate payment to Camtech was 1,103,240 Ordinary Shares (equivalent to 110,324 ADSs) which is equal to two thirds of Camtech's revenue run rate of approximately $4,000,000 at the time of acquisition. Any balance payment will be made at the end of the first quarter 1999. Secondly as an incentive to assist in this development of the business, the principals of Camtech will receive from OzEmail a payment of 5% of the Internet access revenues arising from the business over the next two years.

7.   OPTIONS

     The Company's 1996 Stock Option Plan ("1996 Plan") was approved by shareholders on 1 May 1996. A total of 6,500,000 Ordinary $0.004 Shares have been authorised for issuance under the 1996 Plan. Under the 1996 Plan, employees, non-employee Board members and consultants may, at the discretion of the Plan Administrator, be granted options to purchase Ordinary Shares at an exercise price of not less than 85% of their fair market value on the grant date. A total of 3,250,000 options were granted to employees under a Prospectus lodged with the Australian Securities Commission on 7 June 1996. The exercise price of the options shall be the A$ equivalent of a price of US$1.40 on the day of exercise. The first half of these granted options vested in the option holders on 30 June 1996, provided the option holders remained as employees of the Company on that date. The remaining granted options vest in the option holders on 30 June 1997, provided the option holders remain employees of the Company on that date. Currently 68 persons are eligible to participate in the scheme.

     A further 195,000 options were granted to employees under a Prospectus lodged with the Australian Securities Commission on 14 November 1996. The exercise price of the options shall be the A$ equivalent of a price of US$0.75 on the day of exercise. The first half of these granted options vested in the option holders on 31 December 1996, provided the option holders remained as employees of the Company on that date. The remaining granted options vest in the option holders on 31 December 1997, provided the option holders remain employees of the Company on that date. Currently 2 employees are eligible to participate in the scheme.

     3,069,990 A$0.004 ordinary shares have been vested under the 1996 Plan as at 31 December 1997. Of such options, 2,912,490 and 157,500 were vested with an exercise price of the Australian dollar equivalent of US$1.40 and US$0.75 per A$0.004 Ordinary Shares respectively. The options with an exercise price of US$1.40 and US$0.75 must be exercised by July 2000 and November 2001, respectively. Under the 1996 Plan, employees, non-employee Board members and consultants may, at the discretion of the Plan Administrator, be granted options to purchase Ordinary Shares at an exercise price not less than 85% of their fair market value on the grant date. As at 31 December 1997, 114,990 Ordinary Shares called for by such options were held by directors and officers as a group.

     Subsequent to year end options to acquire 1,080,000 ordinary shares were granted on January 6, 1998 with an exercise price of A$12. Of these options 50% vest in the option holders on December 31, 1998 and 50% vest on December 31, 1999

     These options do not entitle the holder to participate, by virtue of the options, in any share issue of any other corporation. No options have been exercised as at the date of this report. No unissued shares, other than those referred to above, are under option as at the date of this report.

8.   DIRECTORS' BENEFITS

     No director of the Company has since the end of the previous financial period, received or become entitled to receive a benefit (other than a benefit included in the total amount of emoluments received or due and receivable by directors shown in the financial statements), by reason of a contract made by the Company, a controlled entity or a related body corporate with the directors or with a firm of which the director is a member, or with an entity in which the director has a substantial financial interest other than the transactions detailed in Note 24 of the financial statements.

9.   INFORMATION ON DIRECTORS

                                                                                          PARTICULARS OF DIRECTORS'
                    QUALIFICATIONS AND                                                    INTEREST IN SHARES OF
     DIRECTOR       EXPERIENCE                    SPECIAL RESPONSIBILITIES                OZEMAIL LIMITED

     M Turnbull     Chairman, BA, LLB             Chairman of the Board of                       17,500,000
                    (Sydney),  BCL (Oxon)         Directors, Member of Executive
                                                  Committee

     D Spence       B.Com,Dip.Fin.Acc.CA(SA)      Chief Operating Officer                                 -
                    Managing Director

     S Howard       Director                      Founding shareholder and Chief                 35,000,000
                                                  Executive Officer

     T Kennedy      Director                      Non-executive Director                         17,500,000

     S Ezzes        Director, BA, MBA (UCLA)      Authorised U.S representative                     150,000

     C Tyler        Director                      -                                                       -

     The particular of directors' interests in shares are as at the date of this directors' report.

10.  INDEMNIFICATION AND INSURANCE OF OFFICERS

     During the financial year the Company entered into agreements to indemnify all directors of the Company named in paragraph 1 of this report and current and former executive officers of the Company and its controlled entities against all liabilities to persons (other than the Company or a related body corporate) which arise out of the performance of their normal duties as director or executive officer unless the liability relates to conduct involving a lack of good faith. The Company has agreed to indemnify the directors and executive officers against all costs and expenses incurred in defending an action that falls within the scope of the indemnity and any resulting payments.

     During the financial year the Company paid insurance premiums totalling $154,700 in respect of directors' and officers' liability insurance, named in this report. The policies do not specify the premium for individual directors and executive officers.

     The directors' and officers' liability insurance provides cover against all costs and expenses involved in defending legal action and any resulting payments arising from a liability to persons (other than the Company or a related body corporate) incurred in their position as director or executive officer unless the conduct involves a wilful breach of duty or an improper use of inside information or position to gain advantage.

                                              For and on behalf of the board

                                                                  M Turnbull
                                                                    Chairman

Sydney                                                              S Howard
24 April 1998                                        Chief Executive Officer


                                                                  Schedule 5

OzEmail Limited and Controlled Entities
ACN 066 387 157

Directors' Statement


In accordance with a resolution of the directors of OzEmail Limited, in the opinion of the directors:

(a) the accounts of the Company are drawn up so as to give a true and fair view of the profit of the Company for the period ended 31 December 1997 and the state of affairs of the Company as at 31 December 1997;

(b) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due; and

(c) the consolidated accounts of the economic entity have been made out in accordance with Divisions 4A and 4B of the Corporations Law and so as to give a true and fair view of the profit of the economic entity for the period ended 31 December 1997 and the state of affairs of the economic entity as at 31 December 1997.

The accounts have been made out in accordance with applicable accounting standards and Urgent Issues Group Consensus Views.

                                              For and on behalf of the board


                                                                  M Turnbull
                                                                    Chairman



Sydney                                                              S Howard
24 April 1998                                        Chief Executive Officer